[STANLEY FURNITURE COMPANY, INC. LETTERHEAD]

November 10, 2010

Securities and Exchange Commission

Division of Corporation finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jay Ingram, Legal Branch Chief

Re:	Stanley Furniture Company, Inc

Registration Statement on Form S-1

File No. 333-169310

Dear Mr. Ingram:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Stanley Furniture Company, Inc. (the “Company”) requests that the above-referenced Registration Statement on Form S-1, as amended, be declared effective on November 12, 2010, at 4:30 p.m., or as soon as possible thereafter.

The Company acknowledges that (1) if the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declares the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify David W. Robertson of McGuireWoods LLP when the Registration Statement is declared effective. Mr. Robertson’s telephone number is (804) 775-1031.

Very truly yours,

STANLEY FURNITURE COMPANY, INC.

/s/ Douglas I. Payne
Douglas I. Payne
Executive Vice President–Finance and Administration and Secretary (Principal Financial and Accounting Officer)